FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on approval obtained on Suzhou Port Taicang Terminal Zone Huaneng Coal Pier Construction Project of Huaneng Power Inc. (the “Registrant”), made by the Registrant on December 14, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

	Name:	Gu Biquan
	Title:	Company Secretary

Date:    December 14, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

APPROVAL OBTAINED ON SUZHOU PORT TAICANG TERMINAL ZONE HUANENG COAL PIER
CONSTRUCTION PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced today that Suzhou Port Taicang Terminal Zone Huaneng Coal Pier Construction Project (in which the Company owns 66% equity interest) has been approved by the National Development and Reform Commission of the People’s Republic of China.

The project proposes to construct one berth of 100,000 dead weight tonnage ("DWT") and one berth of 50,000 DWT for coal discharging, four berths of 5,000 DWT each and six berths of 1,000 DWT each for coal loading, as well as corresponding ancillary facilities, with an aggregate annual throughput capacity of 27 million tonnes (comprising discharging capabilities of 13 million tonnes and loading capabilities of 14 million tonnes).

The total investment amount of the project is estimated to be approximately RMB2 billion, 30% of which is to be funded by internal funds of the Company (accounting for 66%) and Nanjing Port Management Authority (accounting for 34%), respectively. The remaining investment will be funded by bank loans.

The project is the core construction of the Company for coal storage base along the coast of eastern China. It marks an important part for the Company to achieve safeguards in coal transhipment and coal storage alongside the sea and the river, and serves an important move to complete the industry chain. Upon completion of the project, it can tap on the competitive advantages of both domestic and international markets for storing and shipping coal to major power plants of the Company in the eastern China, and to radiate to other power plants of the Company along the coastal line, and therefore enhance significantly the Company’s ability in ensuring coal supply and reduce the fuel cost and operational risk of the Company.

In addition, the project serves as a public terminal for the transhipment, storage and distribution, etc. of coal (for both public use and power generation) across the waterway network of Yangtze River Delta and the areas along Yangtze River, the construction of which will enhance safeguards in coal supply capabilities in Yangtze River Delta and the areas along Yangtze River. Making full use of the Yangtze River Estuary Deepwater Channel project, this Project is conducive in the formation of a rationalised transportation system by "transporting the coal from the north to the south, ingressing Yangtze River by sea vessels", thereby upgrading the transportation efficacy, improving the current deficient discharging capability for coal in public piers along the river of Jiangsu Province, rationalising the distribution of the piers for coal in Yangtze River Delta, accelerating the development of coal transhippment in ports towards better professionalism and economies of scale and ensuring the safety in energy supply, which are of paramount importance to the economic and social development of Yangtze River Delta.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
14 December 2010